SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR Systems Wins Three Support Contracts Valued at
US$1.65 Million

Rosh Ha’ayin, Israel – September 4, 2007 – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), today announced three follow-on contracts from Asian & S. American customers, in an aggregated value of $1.65M. The programs call for the provision of Integrated Logistic Support services for a period of three years for training systems previously provided by BVR.

The contracts involve support of both land-based simulators & airborne products, and include on and off-site maintenance, software & hardware support, periodical system upgrades, and supply of spares.

BVR Systems’ CEO Ilan GillIes commented “These support contracts are an important element in the BVR’s value proposition, fulfilling the BVR vision of offering its customers a complete range of products and services to support their training requirements. BVR’s support services will allow our customers to enjoy the full benefits of their simulator & training systems and maximise their availability and use.” Gillies added that “These contracts further emphasize the confidence of our customers in the quality of BVR’s range of services”.

About BVR Systems
BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:
Ilan Gillies - CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: September 4, 2007